

December 9, 2010

Mr. Dexter R. Caliso
Chief Executive Officer
Plata Resources, Inc.
2911 Park Avenue
Pasay City, Metro Manila, Philippines

> **Re:** **Plata Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 15, 2010**
> **Form 10-Q for the Quarter Ended September 30, 2010**
> **Filed November 5, 2010**
> **File No. 000-53207**

Dear Mr. Caliso:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ending December 31, 2009

Properties, page 8

1. Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b) (2) to Industry Guide 7. We believe that maps and drawings having the following features would be beneficial:

   - A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

   - A graphical bar scale or representations of scale, such as "one inch equals one mile," may be utilized if the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

History, page 10

2.   We note your disclosure regarding mines and other mineral properties that exist in the proximity of your property. Pursuant to Item 102 of Regulation S-K, please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company's property.

Regulations, page 13

3.   Please provide an overview of the exploration and mining permit requirements for companies operating in the Philippines. Include in your overview the permits required to explore or mine, any fees or bonding requirements necessary to explore or mine, the Government agencies responsible for any applicable permits, and a discussion pertaining to the time frame to obtain any permits or approvals to explore or mine in the Philippines.

4.   In addition, as an exhibit to your filing, please include the legal documentation supporting your claim to the Bontoc Gold Claim.

Controls and Procedures, page 19

5.   We note your disclosure indicating that your certifying officers evaluated the effectiveness of your disclosure controls and procedures as of May 31, 2009. Please comply with Item 307 of Regulation S-K, which requires an evaluation to be completed as of the end of the period covered by the report. Please disclose the conclusions reached by your certifying officers regarding the effectiveness of your disclosure controls and procedures as of December 31, 2009.

6.   Please modify your management's report on internal control over financial reporting to clarify that your annual report does not include an attestation report issued by your registered public accounting firm regarding your internal control over financial reporting to comply with Item 308T(a)(4) of Regulation S-K.

Form 10-Q for the Quarter ended September 30, 2010

Controls and Procedures, page 19

7.   We note that while you discuss the effectiveness of your internal control over financial reporting based on an evaluation completed on September 30, 2010 you have not disclosed the information required about your disclosure controls and procedures as of that date; or about changes in your internal control over financial reporting that occurred during the last fiscal quarter. Please revise your disclosure to include the information required by Items 307 and 308T(b) of Regulation S-K. Please also modify your disclosure to reflect a current understanding of the terminology and guidance in Rule 13a-15 of Regulation 13A, requiring on a quarterly basis an evaluation of the effectiveness of your disclosure controls and procedures and a determination as to whether there have been changes in your internal control over financial reporting; and on an annual basis an assessment of the effectiveness of your internal control over financial reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief